ECONOSHARE, INC.
187 BALLARDVALE ST., SUITE A225
WILMINGTON, MA 01887
TEL. (978) 633-3623

January 11, 2008

Via EDGAR

Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Room 4561
Washington DC 20549

Re:                  EconoShare, Inc.
Form 8-K  filed December 12, 2007
File No. 0-52321

Dear Mr. Kronforst:

This letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing provided in your letter dated December 17, 2007.  Our responses follow the text of each Staff comment reproduced consecutively for your convenience in bold below.

Form 8-K Filed December 12, 2007

General

1. Please amend your disclosures to state whether the former accountant resigned, declined to stand for re-election or was dismissed, disclosing the date this occurred as required by Item 304(a)(l)(i) of Regulation S-B.  It is not sufficient to state that you “replaced’ the independent accountant.

The Form 8-K has been amended as follows:

ITEM 4.01 CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT.

~~See “Changes In and Disagreements with Accountants,” which discussion is incorporated herein by reference.~~

(a) Dismissal of N. Blumenfrucht, CPA PC
On December 6, 2007,  the Board of Directors of EconoShare, Inc.  (the “Company”) dismissed N. Blumenfrucht, CPA PC  as the Company’s independent registered public accounting firm.

The audit reports of N. Blumenfrucht, CPA PC on the financial statements of the Company for the years ended June 30, 2007 and 2006  did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years ended  June  30, 2007 and 2006 and from July 1, 2007 through December 6, 2007, there were (1) no disagreements with  N. Blumenfrucht, CPA PC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedures, which disagreements, if not resolved to N. Blumenfrucht, CPA PC satisfaction, would have caused it to make reference to the subject matter of such disagreements in connection with its reports on the financial statements for such periods and (2) no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

The Company has provided N. Blumenfrucht, CPA PC with a copy of this Form 8-K prior to its filing with the Securities and Exchange Commission (the “SEC”). The Company requested N. Blumenfrucht, CPA PC to furnish the Company with a letter addressed to the SEC stating whether it agrees with the above statements. A copy of  N. Blumenfrucht, CPA PC letter, dated January 8, 2008, is attached hereto as Exhibit 16.1 to this Form 8-K.

(b) Engagement of Holtz Rubenstein Reminick LLP:

On December 11, 2007, the Board of Directors of EconoShare, Inc. engaged Holtz Rubenstein Reminick LLP. as the independent registered public accounting firm.  . The Company did not, nor did anyone on its behalf, consult Holtz Rubenstein Reminick LLP during the Company’s two most recent fiscal years and any subsequent interim period prior to the Company’s engagement of that firm regarding the application of accounting principles to a specified transaction (completed or proposed), the type of audit opinion that might be rendered on the Company’s financial statements, any matter being the subject of disagreement or “reportable event” or any other matter as defined in Regulation S-K, Item 304 (a)(1)(iv) or (a)(1)(v).

The reason for the change was because the Company believes that it is in its best interest to have HRR continue to work with the acquired Company.  Cellceutix, Inc., and the Company therefore retained HRR as its new independent registered accounting firm.

2. Please amend your disclosures to state whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion or modification as required by Item 304(a) (I) (ii) of Regulation S-B.

See Response to Comment 1.

3. Please amend your disclosures to state whether, during the registrants two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if  not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports as required by Item 304(a)(1)(iv) of Regulation S-B.

See Response to Comment 1.

4. Please amend your disclosures to specifically address whether, during the registrant’s two most recent fiscal years and the subsequent interim period through the date specified in paragraph (a)(l) of Item 304, the new accountant was consulted on any matters identified within Items 304 (a)(2)(i) and (ii) of  Regulation S-B. Currently, your disclosures are limited to involvement with HRR from Cellceutix’s inception through October 31, 2007.

See Response to Comment 1.

5. In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountants addressing the revised disclosures.

The revised disclosure has been attached to the Form 8-K as Exhibit 16.1.

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/Leo Ehrlich, CFO

{Client\002391\C1343\00115905.DOC;1}